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THIS AGREEMENT IS RELATED TO THE FINAL ORDER CONFIRMING DEBTOR'S (NUMED HOME HEALTH CARE, INC.) THIRD AMENDED JOINT PLAN OF REORGANIZATION EFFECTIVE THE SIXTEENTH DAY OF AUGUST 2001 BY UNITED STATES BANKRUPTCY JUDGE PAUL M. GLENN (THE "PLAN") WHICH IS ATTACHED TO THIS AGREEMENT AS EXHIBIT ONE. PRIOR TO THE DATE OF PLAN CONFIRMATION, NUMED HOME HEALTH CARE, INC. WAS COMPRISED OF THAT CORPORATION AS A HOLDING COMPANY FOR EIGHT SUBSIDIARIES. AT THE DATE OF CONFIRMATION (AUGUST 16, 2001), NUMED WAS COMPRISED OF FOUR OF THE FORMER SUBSIDIARIES. NOVEMBER 8, 2002 THE REMAINING FOUR SUBSIDIARES EACH RE-FILED UNDER CHAPTER 11 OF THE U. S. BANKRUPTCY CODE SEVERING ANY FURTHER CORPORATE AFFILIATION WITH NUMED. SINCE NOVEMBER 8, 2002, NUMED HAS OPERATED AS A DORMANT CORPORATION, HAS NO ASSETS AND ONLY THOSE LIABILITIES RESULTING FROM THE PLAN AND HAS CONDUCTED NO OPERATIONS. EFFECTIVE OCTOBER 27, 2003 NUMED REINCORPORATED AS A FLORIDA CORPORATION AND CHANGED ITS NAME TO CENTRICS HOLDING CORPORATION. (For this Agreement, Numed Home Health Care, Inc., a Nevada corporation and the reincorporation under the name Centrics Holdings Corporation, a Florida corporation shall be referred to as "Numed")

1. Background of the Parties to the Agreement

a. Numed

As specified in the Plan attached, immediately prior to this Agreement, Numed is a dormant Florida corporation owned by approximately 482 common shareholders representing 5%; a stock pool created for the benefit of creditors representing 10% and; PostModern Medical Systems, Inc. or its assigns representing 85% of Numed's common stock.

b. John Stanton for himself and as sole owner of PostModern Medical Systems, Inc.

From 1987 through the present, Mr. Stanton served as the President and Chief Executive Officer of Florida Engineered Construction Products, Corporation. Mr. Stanton has served as Chairman of the Board of Directors of publicly-traded EarthFirst Technologies, Inc. from May 15, 2000 through the present and Mr. Stanton also serves on the Med-Tech Board of Directors and as Chairman of the Board of Directors of Nanobac Pharmaceuticals, Inc.. Since the early 1990's, Mr. Stanton has been, and continues to be, involved in turn-around management for financially distressed companies, providing both management guidance and financing.

Mr. Stanton has successfully completed engagements with companies operating in the building products/manufacturing; financial services; retail; energy technology, and; bioscience industries.

Mr. Stanton is the sole principal of PostModern Medical Systems, Inc., (PMMS). PMMS was formed to merge into Numed at the date of Plan Confirmation.  As a part of this Agreement, PMMS has assigned any and all rights due that company pursuant to the Third Amended Joint Plan of Reorganization confirmed August 16, 2001.

c. White Knight Publications, Inc.

White Knight Publications, Inc., ("White Knight") is a private Florida corporation. White Knight was formed to (i) develop the means to screen all companies which trade their securities on the New York Stock Exchange (NYSE) or the American Stock Exchange (AMEX) or the Nasdaq National Market System (NMS) or Small Cap Market SmallCap) or Over-The-Counter bulletin board (OTCBB) (approximately 13,500 companies) on a semi-annual basis and earmark those publicly-traded companies displaying symptoms consistent with financial distress; (ii) develop a step-by-step format geared toward accelerating the facets of a turnaround project, and; (iii) develop an operating and financial model to operate within the turnaround industry specializing in publicly-traded corporations.

The White Knight proprietary screening process measures current assets verse current liabilities; three-year cash-flow, three year revenue and net income trends; most recent report of the independent auditor, and; other similar aspects. Since June, 2002, White Knight has applied the screening techniques to all NYSE, AMEX, NMS, SmallCap and OTCBB traded companies. White Knight's databases contain approximately 1,300 corporations which are (i) publicly traded, and; (ii) display signs of severe financial distress. Twelve months following the beta-test of White Knight's proprietary screening system, the companies selected had lost an average of 92.4% of their value. The financial and operating model developed by White Knight was implemented during the third quarter 2003. The unaudited financial statements of White Knight attached to this Agreement as Exhibit Two reflect revenue and appreciation of securities through November 24, 2003 of approximately $2,340,000; expenses and taxes estimated at ($454,885) and net income of $1,895,115. White Knight has a net asset value estimated at $1,987,400.

Mr. Clancy has provided architectural consulting and financial planning for emerging growth companies operating within the retail, energy/environment, financial services, manufacturing and healthcare industries.

Mark Clancy is the founder of White Knight Publications, designed the distressed company proprietary screening system and developed White Knight's business model through profitable operations.

d. The Plan

    As specified within the Plan, the management of PMMS had proposed to reverse split the common stock on a 60:1 basis and merge the remaining Numed into and within PMMS. The management of PMMS were unsuccessful in the execution of their proposed business.

    Upon the Plan confirmation, PMMS is the owner of 85% of Numed; 10% is owned by the creditors through participation in a special-purpose stock pool consisting of 600,513 common shares, and; 5% is owned by approximately 482 common shareholders consisting of 6,005,139 common shares.

    At the time of Plan confirmation and the re-filing of the four remaining subsidiaries, Numed has no assets, no liabilities (beyond the creditor stock pool) and has conducted no operations.

e. Adjustments to the Confirmed Plan

This Agreement is conditioned on the following:

1. At the time of Plan confirmation, Numed has issued and outstanding 6,005,139 common shares.

2. On October 14, 2003 the creditor pool was established through the issuance of 600,513 common shares in the name of Eric Littman as Trustee for the NuMed Bankruptcy Plan.  .

3. The original Plan required a 60:1 reverse split of the common shareholders. The activities detailed in this Agreement will not require any reverse split of the common shareholders.

4. The principal of PMMS assigns all rights pursuant to the Plan to White Knight.

NOW THEREFORE

    The Board of Directors of Numed, Mr. Stanton and the principal of White Knight desire to complete a distressed company consulting/financing service enterprise roll-up consisting of the following:

a. acquire White Knight as if White Knight were inserted in the place of PMMS throughout the confirmed Plan;

b. acquire various securities from Mr. Stanton at the rate of $0.70 for shares of Nanobac Pharmaceuticals, Inc. and at the rate of $0.10 for shares of EarthFirst Technologies, Inc.

c. engage the services of Mr. Stanton to serve as Chief Executive Officer for a period of three years;

d. engage the services of Mr. Clancy as President for a period of three years.

THE PARTIES desiring to be legally bound do hereby agree to the following terms and conditions.

2   The acquisition of White Knight

a. Exchange of Shares. Subject to the terms and conditions of this Agreement, Numed agrees to exchange 13,249,333 (thirteen million, two-hundred and forty-nine thousand, three hundred and thirty-three) shares of its common stock (the "Shares"), in exchange for 100% of the issued and outstanding shares of White Knight, such that White Knight shall become a wholly owned subsidiary of Numed. The valuation of the Shares is set forth in Exhibit Six to this Agreement.

b. Organization. White Knight is a corporation duly organized, validly existing, and in good standing under the laws of Florida, and has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in Florida. All actions taken by the incorporators, directors and shareholders of White Knight have been valid and in accordance with the laws of the State of Florida.

c. Capital. The authorized capital stock of White Knight consists of 100 (one hundred) shares of common stock, $.001 par value, and no shares of preferred stock. Prior to the consummation of this transaction, White Knight has 100 (one hundred) shares of common stock issued and outstanding and no shares of Preferred are issued and outstanding.

d. Financial Statements. The unaudited Financial Statements of White Knight as of November 30, 2003 and the related statements of income and retained earnings for the period then ended have been prepared in accordance with generally accepted accounting principles (GAAP) consistently followed by White Knight throughout the period indicated, and fairly present the financial position of White Knight as of the date of the financial statements.

e. Absence of Changes. Since the date of the financial statements, there has not been any change in the financial condition or operations of White Knight, except changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

f. Liabilities. White Knight does not have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected on White Knight's financial statement. White Knight is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving White Knight or its common stock. There is no dispute of any kind between White Knight and any third party, and no such dispute will exist at the closing of this Agreement.

g. Ability to Carry Out Obligations. White Knight has the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by White Knight and the performance by White Knight of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which White Knight or its shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause White Knight to be liable to any party, or (c) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of White Knight.

h. Full Disclosure. None of the representations and warranties made by White Knight, or in any certificate or memorandum furnished or to be furnished by White Knight, contains or will contain any untrue statement of a material fact, or omit any material fact the, omission of which would be misleading.

i. Compliance with Laws. To the best of its knowledge, White Knight has complied with, and is not in violation of any federal, state, or local statute, law, and/or regulation.

j. Litigation. White Knight is not (and has not been) a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation. To the best knowledge of White Knight, there is no basis for any such action or proceeding and no such action or proceeding is threatened against White Knight and White Knight is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

k. Conduct of Business. Prior to the closing, White Knight shall conduct its business in the normal course, and shall not outside the normal course of business (1) sell, pledge, or assign any assets (2) amend its Articles of Incorporation or Bylaws, (3) declare dividends, redeem or sell stock or other securities, (4) incur any liabilities, (5) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or (6) enter into any other transaction.

l. Documents. All minutes, consents or other documents pertaining to White Knight to be delivered at closing shall be valid and in accordance with the laws of Florida.

m. Title. The Shares to be delivered pursuant to this Agreement will be, at closing, free and clear of all liens, security interests, pledges, charges, claims, encumbrances and restrictions of any kind except as set forth in this Agreement. None of such Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares, except as provided in this Agreement, White Knight is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the securities to be delivered pursuant to this Agreement. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the issuance of the Shares, impair, restrict or delay any voting rights with respect to the Shares.

3.  The acquisition of securities from John Stanton

a. Exchange of Shares. Subject to the terms and conditions of this Agreement, Numed agrees to exchange 114,666,666 (one hundred and fourteen million six hundred and sixty-six thousand, six hundred and sixty-six) shares of its common stock (the "Shares"), in exchange for 18,000,000 (eighteen million) common shares of Nanobac Pharmaceuticals, Inc. ("NNBP") and 46,000,000 (forty-six million) common shares of EarthFirst Technologies, Inc. ("EFTI") according to the following valuation chart.  A detail of the shares delivered pursuant to this Agreement is included as Exhibit 4 hereon.  The valuation of the Shares is set forth in Exhibit Six to this Agreement.

Company                Value Per Share     # of Shares               Total Valuation
NNBP                            $0.70                 18,000,000                  $12,600,000
EFTI                               $0.10                 46,000,000                    $4,600,000
Total Value Received                                                                    $17,200,000

b. Title. The Shares to be delivered by John Stanton pursuant to this Agreement will be, at closing, free and clear of all liens, security interests, pledges, charges, claims, encumbrances and restrictions of any kind except as set forth in this Agreement. None of such Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares, except as provided in this Agreement, John Stanton is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the securities to be issued pursuant to this Agreement. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the issuance of the Shares, impair, restrict or delay any voting rights with respect to the Shares.

4   Representations and warranties of Numed

a. Organization. Numed is a corporation duly organized, validly existing, and in good standing under the laws of Florida, and has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in Florida. All actions taken by the incorporators, directors and shareholders of Numed have been valid and in accordance with the laws of the State of Florida.

b. Capital. Prior to exchange of shares between Numed and White Knight and the acquisition of securities from John Stanton, the authorized capital stock of Numed consists of 100,000,000 (one hundred million) no par value common shares of which 17,705,652 (seventeen million seven hundred and five thousand, six hundred and fifty two) are issued and outstanding and 1,000,000 shares of preferred stock, no par value of which no Preferred shares are issued and outstanding. In the course of completing the transactions specified in this Agreement, Numed shall have issued :

Currently issued and outstanding                         17,705,652
To acquire White Knight                                     13,249,333
To acquire Mr. Stanton's securities                    114,666,666
Total i                                                               145,621,651

c. Pink Sheet Listing. The Company is currently listed on the Nasdaq Over the Counter Pink Sheet quotation service under the following trading symbol: NUMD. The Company is a reporting company under the Securities Exchange Act of 1934, and is not current in all of its required filings under the Act with the SEC. Specifically Numed is delinquent in the filing of its (i) Form 10KSB for the years ended March 2000, 2001, 2002 and 2003; (ii) Form 10QSB for the quarters ended June, September and December for the fiscal periods 2000, 2001, 2002 and 2003, and; (iii) for any and all periodic reports which would have become due during the periods cited above. The continued delinquency of Numed's reporting obligations will preclude the Company's listing on any national securities exchange or through the Nasdaq's NMS, SmallCap and Over-The-Counter marketplace.

d. Confirmed Bankruptcy Plan. Numed is the subject of the attached confirmed Plan. This Agreement will transfer ownership and day to day operating responsibilities to John Stanton and the principal of White Knight Mark Clancy. Messrs. Stanton and Clancy acknowledge that by signature hereon, they have read and intend to comply with any and all requirements set forth in the Numed confirmed Plan.

e. Financial Statements. Numed has been in bankruptcy since approximately November, 2001. As a result, Numed is granted sixty-days from the date of this Agreement to provide audited Financial Statements prepared in accordance with Generally Accepted Accounting Principals (GAAP). However, as a result of Numed's Plan of Reorganization, Numed has no assets and no liabilities. The only financial obligation of Numed which survives the confirmation of the Plan of Reorganization is a creditor securities pool out of which certain parties are to receive a pro-rata distribution.

f. Absence of Changes. Since the date of the Plan of Reorganization August 16, 2001, there has not been any change in the financial condition or operations of Numed, except changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

g. Liabilities. Numed does not have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected on Numed's financial statement. Numed is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving Numed or its common stock. There is no dispute of any kind between Numed and any third party, and no such dispute will exist at the closing of this Agreement.

h. Ability to Carry Out Obligations. Numed has the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by Numed and the performance by Numed of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation of any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which Numed or its shareholders are a party, or by which they may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would cause Numed to be liable to any party, or (c) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of Numed or upon the securities of Numed to be issued to the shareholders of White Knight or to Mr. Stanton.

i. Full Disclosure. None of the representations and warranties made by Numed, or in any certificate or memorandum furnished or to be furnished by Numed, contains or will contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading.

j. Compliance with Laws. To the best of its knowledge, Numed has complied with, and is not in violation of any federal, state, or local statute, law, and/or regulation.

k. Litigation. Numed is not (and has not been) a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation which has not been disclosed within this Agreement. To the best knowledge of Numed, there is no basis for any such action or proceeding and no such action or proceeding is threatened against Numed and Numed is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

l. Conduct of Business. Prior to the closing, Numed shall conduct its business in the normal course, and shall not outside the normal course of business (1) sell, pledge, or assign any assets (2) amend its Articles of Incorporation or Bylaws, (3) declare dividends, redeem or sell stock or other securities, (4) incur any liabilities, (5) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third party, or (6) enter into any other transaction.

m. Documents. All minutes, consents or other documents pertaining to Numed to be delivered at closing shall be valid and in accordance with the laws of Florida.

n. Title. The Shares to be issued pursuant to this Agreement will be, at closing, free and clear of all liens, security interests, pledges, charges, claims, encumbrances and restrictions of any kind except as set forth in this Agreement. None of such Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares, except as provided in this Agreement, Numed is not a party to any agreement which offers or grants to any person the right to purchase or acquire any of the securities to be issued pursuant to this Agreement. There is no applicable local, state or federal law, rule, regulation, or decree which would, as a result of the issuance of the Shares, impair, restrict or delay any voting rights with respect to the Shares.

o. No Restrictive Legend. The Shares which are to be issued under the terms of this Agreement are so issued pursuant to applicable sections of the confirmed Plan. As expressed within the confirmed Plan, the shares shall be issued without a restrictive legend of any kind. However, the shares may come to rest in the hands of individuals whose transfer of securities is restricted for other reasons such as affiliation with Numed or through ownership of amounts equal to or greater than 10% of the total shares issued and outstanding. Such restrictions are outside the purview of this Agreement and each individual receiving Numed shares acknowledges by signature hereon they are aware of their resale limitations notwithstanding the lack of a restrictive legend.

p. Amendment to the Articles of Incorporation. Pursuant to this Agreement, Numed has executed and attached hereon as Exhibit 5 Amendments to the Articles of Incorporation which

(i)  change the Numed name from Centrics Holding Corporation to White Knight SST, Inc.;

(ii) change the authorized number of common shares outstanding from 100,000,000 to 250,000,000 (two hundred and fifty-million)

5. Documents to be delivered at closing..

a. By Numed

(i) Board of Directors Minutes authorizing the issuance of certificates for the Numed Shares to be issued pursuant to this Agreement as specified in Exhibit Seven hereto.

(ii)  Amendments to the Articles of Incorporation set forth in section 4p(i) and (ii)

b. By White Knight:

(i) Certificates representing 100% of the issued and outstanding stock of White Knight.

(ii) All of the business and corporate records of White Knight, including but not limited to Articles of Incorporation and all amendments thereto, By-Laws, correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings, financial statements, shareholder listings, stock transfer records, agreements and contracts.

(iii) UnAudited Financial Statements prepared in compliance with GAAP as of November 30, 2003.

(iv) Statement of Certification signed by the White Knight Executive Officer that all items required to be delivered at a closing are complete

c.  By John Stanton

(i)  Certificates evidencing 18,000,000 common shares in Nanobac Pharmacueticals, Inc.;

(ii)  Certificates evidencing 46,000,000 common shares of EarthFirst Technologies, Icn.

6. Miscellaneous.

a. Captions and Headings. The Article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

b. No oral Change. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

c. Choice of Law.  This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of Florida, If any action is brought among the parties with respect to this Agreement or otherwise, by way of a claim or counterclaim, the parties agree that in any such action, and on all issues, the parties irrevocably waive their right to a trial by jury. Exclusive jurisdiction and venue for any such action shall be the State Courts of Hillsborough County, Florida. In the event suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

d. Non Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

e. Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

f. Entire Agreement. This Agreement contains the entire Agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings.

g. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

h. Counsel. The parties represent and warrant to each other that they have been represented by independent counsel.

i. Investment Intent. The Shareholders of White Knight and Mr. Stanton are acquiring the Shares for their own account for purposes of investment and without expectation, desire, or need for resale and not with the view toward distribution, resale, subdivision, or fractionalization of the Shares. Further both Mr. Stanton and Mr. Clancy are aware of the risks relating to the common shares of Numed and both are able to bear the economic loss of their investment in Numed in its entirety.

IN WITNESS WHEREOF the undersigned have executed this Agreement on the tenth day of December, 2003.

For Numed Home Health Care, Inc.

s/s JOHN STANTON                                                 s/s MARK CLANCY
John Stanton                                                                Mark Clancy
Chairman of the Board of Directors                              Director
Chief Executive Officer                                                 Corporate Secretary

For John Stanton                                                          For White Knight Publications, Inc.

s/s JOHN STANTON                                                 s/s MARK CLANCY
John Stanton                                                                 Mark Clancy
                                                                                    Chief Executive Officer

Exhibit One - The Plan
Exhibit Two - Unaudited financial statements of White Knight
Exhibit Three - Assignment to White Knight of PMMS rights pursuant to the Plan
Exhibit Four - Shares delivered by John Stanton
Exhibit Five - Amendments to the Articles of Incorporation of Centrics Holdings (formerly Numed)
Exhibit Six - Valuation of NuMed shares
Exhibit Seven - Centrics Board of Director Minutes

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